SANDSTORM GOLD ANNOUNCES 2017 FOURTH QUARTER AND ANNUAL RESULTS

Vancouver, British Columbia — February 15, 2018 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSEAMERICAN: SAND, TSX: SSL) has released its results for the fourth quarter and year ended December 31, 2017 (all figures in U.S. dollars).

—Fourth Quarter Highlights

•	Attributable gold equivalent ounces sold[1] of 12,032 ounces (Q4 2016 – 13,245 ounces);
•	Revenue of $15.4 million (Q4 2016 - $16.5 million);
•	Operating cash flow of $9.9 million (Q4 2016 – $10.1 million);
•	Net income of $0.7 million (Q4 2016 – net loss of $0.02 million);
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Credit Facility Amendment: The Company’s revolving credit facility was increased to $150 million and amended such that the facility can be used for general corporate purposes. The tenure of the facility is four years.

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Royalty Acquisition:  Agreed to acquire a 2% net smelter return (“NSR”) royalty on the Houndé gold mine in Burkina Faso, operated by Endeavour Mining Corporation (“Endeavour”). The royalty was acquired from Acacia Mining plc for $45 million in cash and covers the Kari North and Kari South tenements, representing approximately 500 square kilometres of the Houndé property package.

—Full Year Highlights

•	Record attributable gold equivalent ounces sold[1] of 54,633 ounces (FY 2016 – 49,731 ounces);
•	Record revenue of $68.3 million (FY 2016 - $62.4 million);
•	Average cash cost per attributable gold equivalent ounce of $280 resulting in cash operating margins[1] of $970 per ounce (FY 2016 - $258 per ounce and $996 per ounce respectively);
•	Record operating cash flow of $44.8 million (FY 2016 – $39.0 million);
•	Net income of $10.5 million (FY 2016 –$25.3 million);
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Royalty Acquisitions:  During 2017, the Company acquired 39 NSR royalties on properties located in Canada, Mexico, Peru, Botswana, Burkina Faso, Côte d'Ivoire and South Africa. The acquisitions added NSR royalties on operating mines, development-stage assets and exploration-stage projects.

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Hot Maden Anchor Asset: Sandstorm added a 30% net profits interest on the Hot Maden project in Turkey by acquiring Mariana Resources Ltd. (“Mariana Resources”). The addition of Hot Maden to the Company’s portfolio of royalties provides for:

o	approximately 100% increase in estimated future production for only 19% dilution;
o	an anchor asset that is high-grade and low-cost with significant exploration upside;
o	a strong local partner with experience in exploring, developing, permitting and operating projects in Turkey; and
o

exploration properties in Côte d’Ivoire, Turkey, and Argentina which Sandstorm intends on selling and retaining NSR royalties. Sandstorm has sold a number of these assets and continues to make progress in divesting of the remaining properties.

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Monetization of Securities:  More than $14 million of non-core assets were monetized and reinvested into royalty acquisitions during 2017 and an additional $18.3 million in securities was sold subsequent to quarter end.

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Gold Stream Amendment:  The Bachelor Lake gold stream with Metanor Resources Inc. (“Metanor”) was amended such that Sandstorm will purchase 20% of the gold produced from the Bachelor Lake mine until 12,000 ounces of gold have been purchased by the Company at which time the gold stream will convert into a 3.9% NSR royalty. In consideration for the amendment, Sandstorm also received  a 3.9% NSR royalty on Metanor’s Barry project and $2.0 million in the common shares of Metanor. The amendment allows Sandstorm to maintain meaningful exposure to production from the Bachelor Lake mine while adding a royalty on the Barry project, an advanced exploration-stage asset located in the emerging Urban-Barry camp.

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Normal Course Issuer Bid:  Under Sandstorm’s normal course issuer bid, the Company is able to purchase approximately 7.6 million common shares until April 4, 2018. During the year ended December 31, 2017, the Company purchased approximately 4.1 million common shares.

Sandstorm’s President & CEO, Nolan Watson reflected, “When looking back on the 2017 year,  I’m glad to say that we accomplished our objectives and exceeded our goals.  As we move forward the Company has a strong cash flow base and a number of exciting projects advancing towards production that will bring substantial growth in the coming years. We’ve seen another very active period on the exploration side of things with more than 500,000 metres drilled on Sandstorm properties. This represents a huge amount of potential upside for our shareholders. In 2018 our continued focus will be to make royalty acquisitions in order to grow and diversify our portfolio.”

—Outlook

Based on the Company’s existing royalties, attributable gold equivalent production for 2018 is forecast to be between 50,000 and 60,000 ounces. The Company is forecasting attributable gold equivalent production of approximately 125,000 ounces per annum in 2022.

—Financial Results

Over the course of the full 2017 year, gold sales reached a record, driving annual records for both revenue and cash flow of $68.3 million and $44.8 million respectively. The records represent a 9% increase in revenue and a 15% increase in cash flow compared to the 2016 year. A notable contributor to the record gold sales and revenue figures was the Chapada copper stream as 82% more gold equivalent ounces were delivered to Sandstorm and rising copper prices added 29% to the average realized selling price per pound of copper when compared to 2016. The Company also saw annual attributable production increases from the Karma gold stream, the Minera Florida and Chapada silver streams and the Black Fox gold stream among others.

During the fourth quarter of 2017, there was a 9% decline in attributable gold equivalent ounces sold compared to the fourth quarter of 2016 due to a temporary reduction in revenue recognized on the Company’s Emigrant Springs royalty. The decrease in production resulted in a 6%  lower revenue and a 2% decrease in cash flow compared to the fourth quarter of 2016. An increase in the average realized selling price per ounce of gold partially offset the decline in ounces.

Net income was higher in the fourth quarter of 2017 compared to the same period in 2016 partly due to a $7.6 million increase in gains recognized on the revaluation of the Company’s investments and a $1.4 million decrease in depletion expenses due to the decrease in attributable gold equivalent ounces sold. The gain on the revaluation of investments was driven by the change in fair value of the Equinox Gold Corporation (“Equinox”) convertible debenture. The increases during the quarter were offset by a $4.6 million non-cash impairment charge relating to the Emigrant Springs royalty and a decrease in financing income as a result of the repayment of a loan receivable.

Net income was lower when comparing the 2017 year to the 2016 year due to factors such as a decrease in gains recognized on the revaluation of investments, non-cash impairment charges relating to some of the Company’s royalties and a temporary increase in administration costs related partly to the acquisition of Mariana Resources. These declines were offset by gains related to the Bachelor Lake gold stream amendment, the settlement of Equinox debt and the Orezone royalty repurchase.

—Streams & Royalties

Of the gold equivalent ounces sold by Sandstorm during the fourth quarter of 2017, approximately 45% were attributable to mines located in Canada, 11% from the rest of North America and 44% from South America and other countries.

	Three months ended Dec. 31, 2017		Year ended Dec. 31, 2017
	Revenue (in millions)	Gold Equivalent Ounces	Revenue (in millions)	Gold Equivalent Ounces
Canada	$6.9	5,378	$28.4	22,784
North America excl. Canada	$1.6	1,310	$14.8	11,882
South America & Other	$6.9	5,344	$25.1	19,967
Total	$15.4	12,032	$68.3	54,633

Canada

Streams and royalties on Canadian mines contributed 15% fewer gold equivalent ounces to Sandstorm when compared to the fourth quarter of 2016. The change is primarily due to a decrease in gold equivalent ounces sold from the Bachelor Lake mine in Québec and the Ming mine in Newfoundland, offset by increases from the Diavik mine in the Northwest Territories and the Bracemac-McLeod mine in Québec.

North America Excluding Canada

The gold equivalent ounces sold from operations located within North America, but outside of Canada, decreased by 46% compared to the same period in 2016.  The changes were driven by a decrease in royalty revenue from the Emigrant Springs mine in Nevada, offset by an increase in the gold ounces sold from the Santa Elena mine in Mexico. At Emigrant, an update to the life of mine production plan reduced the ounces expected to be produced from areas of the mine subject to Sandstorm’s royalty and required a one-time reversal of royalty revenue in the amount of $1.9 million.

South America & Other

Operations in South America and other countries contributed 24% more gold equivalent ounces when compared to the fourth quarter of 2016. The copper stream on the Chapada mine in Brazil and the gold stream on the Karma project in Burkina Faso were responsible for the bulk of the gains.

CERRO MORO SILVER STREAM

Sandstorm has a silver stream with Yamana Gold Inc. (“Yamana”) whereby it will purchase silver from the Cerro Moro mine in Argentina beginning in 2019. Yamana recently reported that construction is on schedule at Cerro Moro with mill commissioning expected in early 2018 and commercial production expected by mid-year.  Expenditures at Cerro Moro totaled $172 million in 2017.

HOUNDÉ ROYALTY

In early 2018, Sandstorm completed the purchase of a 2% NSR royalty on the Houndé mine in Burkino Faso. The Houndé royalty is a natural fit for the Sandstorm portfolio as the asset meets all of the criteria that the Company pursues in an acquisition including immediate increase on a cash flow per share basis, a strong counterparty in Endeavour and significant exploration upside. Endeavour expects the operation to produce between 250,000 and 260,000 ounces of gold in 2018 which will contribute to Sandstorm’s 2018 first quarter production figures. Houndé is also a focus project for exploration activities by Endeavour with $40 million committed over the next four years.

—Webcast & Conference Call Details

A conference call will be held on Friday,  February 16, 2018 starting at 8:30am PST to further discuss the fourth quarter and annual results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

Local/International: (+1) 416 764 8688
North American Toll-Free: (+1) 888 390 0546
Conference ID: 36509816
Webcast URL: http://bit.ly/2nOe0j8

The Sandstorm Management Discussion and Analysis (MD&A) and Financial Statements for the year ended December 31, 2017 will be accessible on the Company’s website and on SEDAR at www.sedar.com. The Company has also completed a Form 6-K filing with the SEC that will be accessible on EDGAR at www.sec.gov/edgar.shtml. Shareholders can request a hard copy of the MD&A and Financial Statements by emailing info@sandstormltd.com.

Note 1
Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per ounce of gold and cash operating margin. Average cash cost per ounce of gold is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash operating margin is calculated by subtracting the average cash cost per ounce of gold from the average realized selling price per ounce of gold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company’s royalty income is converted to an attributable gold equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 174 royalties, of which 21 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2017 and the Company’s annual information form dated March 29, 2017 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Erfan Kazemi	Denver Harris
Chief Financial Officer	Investor Relations
604 689 0234	604 628 1178